15048261

3/10/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/13 (MM/DD/YY) AND ENDING 11/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Grace Building 34th Floor, 1114 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN J HAIG 011 44 20 7016 6629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

15 Canada Square	London		E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

PHILLIP ANTHONY JOURNEAUX
Notary Public of London, England
Notary Public
My commission expires with life

35 PICCADILLY
LONDON
W1J 0L

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Alan John Haig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

PHILLIP ANTHONY JOURNEAUX
Notary Public of London, England
My commission expires with life
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

FAP USA, L.P.

Financial Statements

November 30, 2014

Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.:

We have audited the accompanying statement of financial condition of FAP USA, L.P. as of November 30, 2014, and the related statements of income, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of FAP USA, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAP USA, L.P. as of November 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of FAP USA, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

KPMG LLP
London, United Kingdom

January 27, 2015

FAP USA, L.P.

Financial Statements

November 30, 2014

Statement of Financial Condition

	Note	US$'000
Assets		
Cash and cash equivalents		2,157.8
Accounts receivable - Trade receivables	3(a)	39.3
Accounts receivable - Intercompany	3(b)	1,179.4
Accrued income	4	5,285.7
Prepaid fees and other assets		8.6
Security deposit		115.5
Property and equipment, net of accumulated depreciation ($106,900)	9	52.2
Total Assets		**8,838.5**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		44.4
Accrued expenses	5	3,127.3
Deferred rent		1.1
Total liabilities		**3,172.8**
Partners' equity		5,665.7
Total Liabilities and Partners' Equity		**8,838.5**

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2014

Statement of Income

Revenue:	**Note**	US$'000
Revenue		4,655.8
Expenses:		
Gross salaries		2,597.1
Professional fees		785.0
Occupancy and equipment		680.0
Other employee expenses and benefits		605.6
Travel and entertainment		348.9
Other operating expenses		166.9
Tax		122.6
Communications		97.3
Commission and bonus	**2(e)**	(496.2)
Total expenses		4,907.2
Net loss		(251.4)

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2014

Statement of Changes in Partners' Equity

	Note	US$'000
Partners' equity, beginning of the year		8,575.3
Distributions	8	(2,658.2)
Net loss		(251.4)
Partners' equity, end of the year		5,665.7

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2014

Statement of Cash Flows

	Note	US$'000
Cash flows from operating activities:		
Net loss		(251.4)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortisation	9	65.9
Loss on disposal of fixed assets		1.9
Changes in operating assets and liabilities:		
Increase in prepaid fees and other assets		(1.3)
Increase in deferred rent		1.1
Decrease in accounts receivable, accrued income and security deposit		5,376.9
Decrease in accounts payable, accrued expenses and deferred income		(8,884.3)
Total adjustments		(3,439.8)
Net cash provided by operating activities		(3,691.2)
Cash flows from investing activities:		
Sale of fixed assets	9	12
Purchase of fixed assets	9	(29.1)
Net cash used in investing activities		(17.1)
Cash flows from financing activities:		
Distribution of capital	8	(2,658.2)
Net cash provided by financing activities		(2,658.2)
Net decrease in cash		(6,366.5)
Cash and cash equivalents, beginning of year		8,524.3
Cash and cash equivalents, end of year		2,157.8

See accompanying notes to financial statements

Notes to Financial Statements

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware limited partnership. It is owned by FAP GEN PAR, LLC, a Delaware limited liability company and First Avenue Partners LLP, a limited liability partnership formed under the laws of England and Wales. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit fund, direct investments and real estate sectors.

In November 2011, the Partnership took the opportunity to upgrade its business by recruiting a team of executives from another broker-dealer, Madison Williams and Company LLC ("Madison Williams"). Consequent on the recruitment of this team (which included employees in New York, Ohio and San Francisco), who became employees of the Partnership with effect from September 1, 2011, the Partnership also entered into certain other agreements to act as agent to receive money from prior Madison Williams transactions and the disbursement of that money to, amongst others, Madison Williams and the new employees of the Partnership. These arrangements came to an end in 2014.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue earned from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be 3 years.

Notes to Financial Statements

Revenue recognition (continued)

Retainer fees are often earned on capital placement mandates and are recognized in line with the relevant contract, typically as earned, however, most retainer fees are offset against the placement fee if such placement fee becomes due.

Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment.

Under the terms of agreements with the previous employer of the team mentioned in Note 1 above, the Partnership acted as agent in the collection of certain amount of fees from previous clients of Madison Williams, and payment to the previous employees of Madison Williams of certain compensation and expenses. All obligations to Madison Williams were satisfied during the year.

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with an original maturity of three months or less at the date of purchase. At November 30, 2014, there were no money market funds included within cash and cash equivalents.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for federal and state income tax purposes. All items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for federal and state income taxes.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740.

The Partnership recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Notes to Financial Statements

Income Taxes (continued)

The Partnership records interest related to unrecognized tax benefits in interest expense and penalties in tax expenses.

At November 30, 2014, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2011.

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the Statement of Income.

(e) Commission and Bonus

The Partnership operates a global Bonus Policy for the benefit of partners and employees (who are non-administrative and above a certain corporate title) which may change from time to time in the Management Committee's sole discretion. Under this policy the Partnership creates and accrues a Bonus Pool, the amount of which is a proportion of the revenues of the Partnership as agreed by the Management Committee. Staff members may be eligible to an allocation of the Bonus Pool based on their contribution to the business. The cash payment of these bonuses is made in accordance with the planned future receipt of the underlying revenues. During the year a bonus expense of $512,543 was incurred, $347,453 of which is included within accrued expenses as at November 30, 2014. A number of employees resigned from the Partnership during the year and as a result lost their right to a current year or deferred bonus payment. Consequently an accrual of $1,008,746 which had been previously allocated to employees has been reversed.

3) Accounts Receivable

a) Trade Receivables: The Partnership did not consider it necessary to make any provision for bad and doubtful debts during the year.

b) Intercompany: At the year-end an amount of $1,179,404 was due from First Avenue Partners LLP in respect of (i) revenue earned by the Partnership for its participation in fund raising (ii) expenses

Accounts Receivable (continued)

paid by the Partnership on behalf of First Avenue Partners LLP and (iii) payment received by First Avenue Partners LLP for invoices raised by the Partnership. This amount is net of amounts due to First Avenue Partners LLP in respect of (i) revenue earned for its participation in fund raising (ii) consultancy fees paid by First Avenue Partners LLP on behalf of the Partnership (iii) non-revenue generating services provided by First Avenue Partners LLP to the Partnership (iv) expenses paid by First Avenue Partners LLP on behalf of the partnership and (v) payment received by the Partnership for invoices raised by First Avenue Partners LLP, see Note 7.

4) Accrued Income

In line with our revenue recognition policy accrued income is substantially made up of the Stonepeak accrued income which, in accordance with the agreement, is paid over 12 quarterly installments, the final instalment is due in 2016. In determining an allowance for credit losses, management have considered the client's history of payment, the performance of the client's investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with Funds or operating vehicles rather than investment managers due to the more resilient credit history of the former. The Partnership has no history of credit losses to date. In the absence of credit agency ratings for clients, management employ internal metrics to gain comfort over the credit quality of the accrued income. The Partnership perform extensive due diligence on clients, including review of past and present performance of the client's investment funds or operating vehicles where possible.

5) Accrued Expenses

Accrued expenses is substantially made up of amounts due under the Bonus Policy, see Note 1 (e).

6) Net Capital and Reserve Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 15 to 1 of aggregate indebtedness to net capital, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2014 the Partnership had a net capital of $241,663, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $113,922 over the minimum net capital requirement of $127,741, see Schedule I.

Notes to Financial Statements

7) Related Party Transactions

In 2013, the First Avenue Partners Group adopted a revised transfer pricing policy which detailed the basis by which global income is to be allocated amongst First Avenue Partners LLP and other members of the First Avenue Group (including the Partnership). In 2014, as a result of this policy, $4,164,814 of revenue earned from capital placement contracts was allocated from First Avenue Partners LLP to the Partnership, and $405,865 of revenue earned from capital placement contracts was allocated from the Partnership to First Avenue Partners LLP. In addition, the Partnership incurred charges for $116,113 of salary expense, $112,037 of bonus expense and $59,900 of occupancy expense incurred by First Avenue Partners LLP and $170,560 for consultancy fees relating to the revenue allocated from First Avenue Partners LLP. During the year First Avenue Partners LLP transferred $1,249,643 in settlement of amounts due to Partnership under this policy as at 30 November 2013.

During the year the Partnership made capital distributions of $2,658,240 to First Avenue Partners LLP, see Note 8. First Avenue Partners LLP received payment for invoices raised by the Partnership in the amount of to $837,613. During the year First Avenue Partners LLP transferred $250,357 in settlement of amounts due to the Partnership for invoices raised. The Partnership received payment for invoices raised by the First Avenue Partners LLP in the amount of $120,000. The partnership paid $110,000 of partnership exit payments on behalf of First Avenue Partners LLP and First Avenue Partners LLP paid $80,972 of travel expenses on behalf of the Partnership.

Amounts owed between the Partnership and First Avenue Partners LLP are off set and settled on a net basis. As at the date of the Statement of Financial Condition the Partnership was due reimbursement from First Avenue Partners LLP of $1,179,404.

8) Partners' Equity

On October 2, 2007, the FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner made a capital contribution of $1,105,236, of which $990,000 was in cash and the remaining $115,236 represented payments made on behalf of the Partnership for organizational costs, furniture and fixtures and equipment. First Avenue Partners LLP has also made further capital contributions and distributions as below.

Year	**Contributions US$**
Initial Contribution	1,105,236
2008 - 2013	5,484,967
2014	-
Total Partners' Contributions	**6,590,203**

Notes to Financial Statements

Partners' Equity (continued)

Year	**Distributions** US$
2013	839,544
2014	2,658,240
Total Partners' Distributions	**3,497,784**

9) Property and Equipment

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	US$	US$	US$	US$
Cost				
At 1 December 2013	90,475	63,996	63,438	217,909
Additions	7,011	1,361	20,715	29,087
Disposals	-	(24,445)	(63,438)	(87,883)
Total Cost	97,486	40,912	20,715	159,113

Property and Equipment (continued)

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	US$	US$	US$	US$
Accumulated depreciation				
At 1 December 2013	50,966	20,003	44,052	115,021
Charge for the year	29,602	10,807	25,500	65,909
Disposal	-	(10,592)	(63,438)	(74,030)
Total Accumulated depreciation	80,568	20,218	6,114	106,900
Net Book Value at 30 November 2014	**16,918**	**20,694**	**14,601**	**52,213**

10) Financial Support

The Partnership has an agreement with First Avenue Partners LLP, whereby First Avenue Partners LLP has committed to provide financial support to the Partnership in an amount sufficient for the Partnership to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Partnership that the Partnership is unable to satisfy when due, this includes providing additional capital when necessary in order for the Partnership to meet its net regulatory capital requirement, until at least December 1, 2015.

11) Commitments and Contingencies

Although none are presently contemplated, the Partnership may be subject to legal proceedings and claims, which may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not adversely affect the results of operations or financial condition of the Partnership.

Notes to Financial Statements

12) Leases

The Partnership's lease on office space at Park Avenue Plaza came to an end during the year. Included within occupancy and equipment on the Statement of Income is a lease expense of $294,875 relating to this Lease.

The Partnership entered into a new agreement to lease office space at the Grace Building, New York commencing on May 20, 2014 for a term expiring on October 31, 2015. The lease expense is recognized on a straight-line basis over the remaining non-cancellable term. Included within occupancy and equipment on the Statement of Income is a lease expense of $130,240 relating to this Lease. At November 30, 2014 the Partnership has future minimum lease payments of $319,506 due within one year of the date of the Statement of Financial Condition.

13) Subsequent Events

The Partnership has evaluated subsequent events through to January 27, 2015 the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

FAP USA, L.P.

Financial Statements

November 30, 2014

Schedule I

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

	US$
Total partners' equity	5,665,720
Add:	
Commission payable accrual on fees receivable	1,256,681
Less:	
Nonallowable assets and deductions	6,680,739
Net capital under SEC Rule 15c3-1	241,662
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $1,916,107 or $5,000	(127,741)
Net capital in excess of minimum requirement	113,921
Aggregate indebtedness	1,916,107

The computation of net capital in conjunction with Form X-17A-5, as amended as of November 30, 2014, as filed on January 27, 2015, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of Independent Registered Public Accounting Firm